October 21, 2024

VIA EDGAR

Mr. David Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment Nos. 2,758, 2,759, 2,760 & 2,761

Dear Mr. Orlic:

This letter responds to your comments with respect to post-effective amendment (“PEA”) numbers 2,758, 2,759, 2,760 & 2,761 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of the following series of the Trust (each, a “Fund”):

iShares iBonds 1-5 Year Corporate Ladder ETF

iShares iBonds 1-5 Year High Yield and Income Ladder ETF

iShares iBonds 1-5 Year TIPS Ladder ETF

iShares iBonds 1-5 Year Treasury Ladder ETF

The Securities and Exchange Commission staff (the “Staff”) provided comments to the Trust on October 1, 2024. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in each Fund’s Prospectus unless otherwise defined in this letter.

Comments applicable to each Fund

Comment 1:	Please provide to the Staff a completed fee table and expense example with this comment response letter, to be filed at least one week prior to the effective date of the registration statement.

Response:	The Trust has provided to the Staff the Fund’s completed fee table and expense example.

BRUSSELS CHICAGO DALLAS FRANKFURT HOUSTON LONDON  LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS  ROME SAN FRANCISCO WASHINGTON

Securities and Exchange Commission

October 21, 2024

Comment 2:	Please confirm whether the Funds anticipate that they will incur Acquired Fund Fees and Expenses (“AFFE”), especially given that the Funds are funds-of-funds.

Response:	The Trust confirms that there will be an AFFE line in each Fund’s fee table. Additionally, the Trust will add the following footnote to each Fund’s fee table: “As the Fund has not commenced operations prior to the date of the Fund’s prospectus (the ‘Prospectus’), Acquired Fund Fees and Expenses are based on an estimate of the Fund’s allocation to other investment companies for the current fiscal year.”

Comment applicable to iShares iBonds 1-5 Year Treasury Ladder ETF

Comment 3:	The Staff notes that on page S-4, within “Investment in Underlying Funds Risk,” there is a call-out for “Passive Investment Risk.” Passive Investment Risk is not included in the same disclosure for the other Funds referenced herein. Please clarify whether this should be included.

Response:	The Trust has removed the reference to “Passive Investment Risk” from the Prospectus.

*     *    *

Sincerely,

/s/ Anne C. Choe

Anne C. Choe

cc:	Benjamin J. Haskin
Marisa Rolland
Michael Foland
DeCarlo McLaren
Michael Gung
Toree Ho
Luis Mora
George Rafal
Robert C. Harrington
Joseph A. Goldman